Exhibit 3.1

WELLSFORD REAL PROPERTIES, INC.

ARTICLES SUPPLEMENTARY

Wellsford Real Properties, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Corporation (“Board of Directors”) by Section 2-208 of the Maryland General Corporation Law (“MGCL”) and the charter of the Corporation (“Charter”), the Board of Directors, by unanimous written consent in accordance with 2-408(c) of the MGCL, adopted resolutions reclassifying and designating:

1.           2,000,000 of the authorized but unissued shares of Series A 8% Convertible Redeemable Preferred Stock, $.01 par value per share (“Series A Preferred Stock”), of the Corporation, as shares of Common Stock, $.02 par value per share (the “Common Stock”), without further classification or designation as to class or series, with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of shares of the Common Stock as set forth in the Charter; and

2.           175,000 of the authorized but unissued shares of Class A-1 Common Stock, $.02 par value per share (“Class A-1 Common Stock”), of the Corporation, as shares of Common Stock without further classification or designation as to class or series, with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of shares of the Common Stock as set forth in the Charter.

3.           350,000 of the authorized but unissued shares of Class A Common Stock, $.01 par value per share (“Class A Common Stock”), of the Corporation, to the extent such shares remained classified after the filing of Articles of Amendment to the Charter on June 9, 2000, as shares of Common Stock without further classification or designation as to class or series, with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of shares of the Common Stock as set forth in the Charter.

SECOND: The Series A Preferred Shares, the Class A-1 Common Stock and the Class A Common Stock have been duly reclassified and redesignated by the Corporation’s Board of Directors under the authority contained in Article VI of the Corporation’s Charter.

THIRD: These Articles Supplementary do not increase the authorized stock of the Corporation. The total number of shares of stock which the Corporation has authority to issue is 101,000,000, consisting of 101,000,000 shares of Common Stock,

$.02 par value per share. The aggregate par value of all authorized shares of stock having par value is $2,020,000.

FOURTH: The undersigned Chief Executive Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

                              IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested by its Secretary as of the ___ day of December, 2006.

ATTEST:	Wellsford Real Properties, Inc.

/s/ James J. Burns	By	/s/ Jeffrey H. Lynford
James J. Burns		Jeffrey H. Lynford
Secretary		Chief Executive Officer